SO
3/16/04

04001749

Vf 3-4-04

[U]NITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C.

SEC FILE NUMBER
8- 37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 Fairlane Drive
(No. and Street)

Montgomery	Alabama	36116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rose Mary Miller — 334-270-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
(Name – *if individual, state last, first, middle name*)

3815 Interstate Court	Montgomery	Alabama	36109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott W. Bamman
Signature

President
Title

Theresa T. Fitzsimmons
Notary Public 8/27/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNTON FARISH INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

THORNTON FARISH INC.
FINANCIAL STATEMENTS PURSUANT TO SECTION 17
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS AMENDED BY THE SECURITIES ACTS AMENDMENTS
OF 1975 AND RULE 17a-5 THEREUNDER
AT DECEMBER 31, 2003

THORNTON FARISH INC.
DECEMBER 31, 2003

TABLE OF CONTENTS

PAGE

Facing Page and Oath or Affirmation 1

Independent Auditors' Report 3

Statement of Financial Condition 4

Statement of Income 5

Statement of Stockholders' Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8

SUPPLEMENTARY INFORMATION

Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission 11

Computation of Basic Net Capital Requirements under Rule 15c3-1of the Securities and Exchange Commission 12

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 13

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 14

Independent Auditors' Report on Internal Control Required by Sec Rule 17a-5 15

Member
American Institute
Of Certified Public
Accountants

Member
Alabama Society
Of Certified Public
Accountants

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
Certified Public Accountants
Montgomery, Alabama

Independent Auditors' Report

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Thornton Farish Inc., as of December 31, 2003, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Farish Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

February 20, 2004

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 29,869
Cash segregated under federal regulations	297
Interest receivable	1,157
Securities owned:	
Marketable, at market value	273,687
Not readily marketable, at estimated fair value	2,475
Property and equipment (at depreciated cost)	2,714
Computer software costs (net of accumulated amortization)	4,690
Noncustomer receivables	62,936
Other assets	2,588
TOTAL ASSETS	$ 380,413

LIABILITY AND STOCKHOLDERS' EQUITY

LIABILITY

Accounts payable	$ 303

STOCKHOLDERS' EQUITY

Common stock - $1 par value, 10,000 shares authorized and 1,000 shares issued and outstanding	1,000
Additional paid-in capital	378,175
Retained earnings	935
TOTAL STOCKHOLDERS' EQUITY	380,110
TOTAL LIABILITY AND STOCKHOLDERS' EQUITY	$ 380,413

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Investment banking	$ 1,122,308
Interest and dividends	5,733
Commissions	4,742
Total revenue	1,132,783

EXPENSES

Compensation and benefits	415,017
Communications	28,868
Interest	2,858
Occupancy costs	33,308
Promotional costs and issue expenses	32,446
Dues, fees and assessments	3,823
Other operating expenses	121,528
Total expenses	637,848
NET INCOME	$ 494,935

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 1, 2003	$ 1,000	$ 378,175	$ -	$ 379,175
Net income	-	-	494,935	494,935
Dividend distributions	-	-	(494,000)	(494,000)
BALANCE AT DECEMBER 31, 2003	$ 1,000	$ 378,175	$ 935	$ 380,110

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 494,935
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,930
(Increase) decrease in operating assets:	
Receivables	(36,208)
Other assets	166
Decrease in operating liabilities:	
Accounts payable	(6,080)
Net cash provided by operating activities	458,743
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of certificates of deposit	(200,000)
Money market fund redemptions	27,661
Matured certificate of deposit	100,000
Matured bonds held for investment	100,000
Net cash provided by investing activities	27,661
CASH FLOW FROM FINANCING ACTIVITIES	
Dividend distributions	(494,000)
NET DECREASE IN CASH	(7,596)
CASH AT BEGINNING OF YEAR	37,465
CASH AT END OF YEAR	$ 29,869

SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash paid during the year for:

Interest	$ 2,858

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the business of brokering securities and underwriting securities issues throughout the United States. The Company operates primarily in the municipal securities markets.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the principals of the Company.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory services.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed as an S Corporation for federal and state income tax purposes. Accordingly, no provision for corporate income taxes is made.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $1,415 for the year ended December 31, 2003.

Computer Software

Computer software costs are capitalized and amortized over a three-year period using the straight-line method. Amortization expense totaled $4,691 for the year ended December 31, 2003.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $297 as of December 31, 2003, is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED

Marketable securities owned at December 31, 2003, consisted of trading and investment securities at market values as follows:

Certificate of deposit (bearing interest at 1.30%, maturing January 2004)	$	100,000
Certificate of deposit (bearing interest at 1.25%, maturing March 2004)		100,000
Common stock		2,835
Money market funds		70,852
	$	273,687

Securities not readily marketable include: (a) securities for which there is no market on a securities exchange or no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities and investments which cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company. At December 31, 2003, these securities consisted of 225 warrants for the purchase of common stock of The Nasdaq Stock Market, Inc. Each warrant entitles the Company to purchase four shares of common stock. The warrants will become exercisable in annual installments over the next three years. The exercise price per share of common stock subject to warrants will be $14 through June 2004, $15 through June 2005, and $16 through June 2006. Exercisable warrants will remain exercisable for a one-year period.

4. PROPERTY AND EQUIPMENT

As of December 31, 2003, property and equipment consisted of the following:

Furniture and equipment at cost	$	35,797
Less accumulated depreciation		33,083
Property and equipment at depreciated cost	$	2,714

Depreciation expense totaled $1,239 for the year ended December 31, 2003.

5. FINANCING ARRANGEMENT

As of December 31, 2003, the Company had a $25,000,000 credit facility available at AmSouth Bank to handle presold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2003, there were no balances outstanding with respect to this credit facility.

As of December 31, 2003, the Company had a $2,000,000 credit facility available at AmSouth Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. Each note amount is determined using a loan to cost ratio of 90%. As of December 31, 2003, there were no balances outstanding with respect to this credit facility.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has net capital and net capital requirements of approximately $302,115 and $250,000 as of December 31, 2003. The Company's percentage of aggregate indebtedness to net capital was 0.10% as of December 31, 2003.

7. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. Contributions to the plan totaled $28,730 for the year ended December 31, 2003.

8. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors during the year ended December 31, 2003.

SUPPLEMENTARY INFORMATION

THORNTON FARISH INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total qualified ownership equity		$ 380,110
Nonallowable assets	$ 75,403	
Total deductions and/or charges		75,403
Net capital before haircuts on securities positions		304,707
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Other securities	2,592	
Total haircuts		2,592
Net capital		$ 302,115

No material differences exist between the above computation of net capital and the Company's corresponding unaudited Focus Part II computation as of December 31, 2003.

See independent auditors' report.

THORNTON FARISH INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Minimum net capital requirement	$ 20
Minimum dollar net capital requirement of reporting broker	$ 250,000
Greater of above amounts	$ 250,000
Excess net capital	$ 52,115
Excess net capital at 1,000%	$ 302,084

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

Total aggregate indebtedness liabilities	$ 303
Percentage of aggregate indebtedness to net capital	0%

See independent auditors' report.

THORNTON FARISH INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Credit balances	$ -
Debit balances	-
Excess of total debits over total credits	$ -
105% of excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account" at December 31, 2003	$ 297

No material differences exist between the above computation of reserve requirements and the Company's corresponding unaudited Focus Part II computation at December 31, 2003.

See independent auditors' report.

THORNTON FARISH INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Member
American Institute
Of Certified Public
Accountants

Member
Alabama Society
Of Certified Public
Accountants

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
Certified Public Accountants
Montgomery, Alabama

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Thornton Farish Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Thornton Farish Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of Thornton Farish Inc., is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the -risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, as of December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

February 20, 2004